EXHIBIT 1

RedHill Biopharma Acquires Rights to Movantik® from AstraZeneca

RedHill to promote Movantik® in the U.S. upon closing

Movantik® generated U.S. net sales of $96 million in 2019

Acquisition financing to be provided by HealthCare Royalty Partners (HCR) as part of the $115 million non-dilutive financing

TEL-AVIV, Israel and RALEIGH, N.C., Feb. 25, 2020 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on the commercialization and development of proprietary drugs for the treatment of gastrointestinal (“GI”) diseases, today announced that it is acquiring the global rights to Movantik® (naloxegol)1, excluding Europe, Canada and Israel, from AstraZeneca (LSE/STO/NYSE: AZN). The acquisition is expected to close in the first quarter of 2020, subject to customary closing conditions and regulatory clearances.

“The acquisition of Movantik® is a transformative event for RedHill. We would like to thank AstraZeneca for entrusting us with this important product,” said Dror Ben-Asher, RedHill’s Chief Executive Officer. “Along with the planned launch of Talicia® later this quarter and the ongoing promotion of Aemcolo® to gastroenterologists, primary care physicians and other specialists, the acquisition of Movantik® further positions RedHill as an emerging GI-focused leader.”

Movantik® is a peripherally acting mu-opioid receptor antagonist (PAMORA) indicated for the treatment of opioid-induced constipation (OIC) in adults with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent opioid dosage escalation. In 2019, Movantik® generated net sales of $96 million in the U.S. RedHill’s sales force is expected to increase to approximately 150 sales representatives and will promote Movantik® to gastroenterologists, primary care physicians, and additional specialists.

The acquisition of Movantik® will be financed by a non-dilutive, royalty-backed term loan from HealthCare Royalty Partners (HCR), as part of the previously announced $115 million non-dilutive financing by HCR to support RedHill’s U.S. commercial operations.

Under the terms of the license agreement, RedHill will make an upfront payment of $52.5 million to AstraZeneca upon closing and a further non-contingent payment of $15 million 18 months post-closing. RedHill will also assume financial responsibility for sales-based royalty and potential milestone payments that AstraZeneca is required to pay to Nektar Therapeutics, the originator of Movantik®. AstraZeneca will continue to manufacture and supply Movantik® to RedHill during a transition period. In 2015, AstraZeneca entered into a co-commercialization agreement with Daiichi Sankyo, Inc. (“Daiichi Sankyo”) for Movantik® in the U.S., which will be transferred to RedHill upon closing of the transaction. Following such transfer, RedHill expects to lead all U.S. commercialization activities for Movantik® and will continue to share costs and pay sales-related commissions to Daiichi Sankyo under that agreement.

About Movantik®
Movantik® is a proprietary once-daily oral PAMORA approved by the U.S. Food and Drug Administration for the treatment of opioid-induced constipation (OIC) in adult patients with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation. It is the first oral PAMORA approved in the U.S. for the treatment of OIC and is recommended by the American Gastroenterological Association (AGA) guidelines and the National Comprehensive Cancer Network (NCCN) guidelines. Movantik® is part of the exclusive worldwide license agreement announced in 2009 between AstraZeneca and Nektar Therapeutics. It was developed using Nektar’s oral small-molecule polymer conjugate technology. Movantik® was first approved in 2014 and launched in the U.S. by AstraZeneca and Daiichi Sankyo in 2015.

About RedHill Biopharma Ltd.
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company, primarily focused on the commercialization and development of proprietary drugs for the treatment of gastrointestinal diseases. RedHill promotes the gastrointestinal drug Aemcolo® in the U.S. and is planning to launch Talicia® in the U.S. for the treatment of Helicobacter pylori (H. pylori) infection in adults. RedHill has entered into an agreement to acquire the rights to Movantik® for opioid-induced constipation. The acquisition remains subject to customary closing conditions and regulatory clearances. RedHill’s key clinical late-stage development programs include: (i) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (ii) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (iii) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) ABC294640 (Yeliva®), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 2a study for cholangiocarcinoma; (v) RHB-106, an encapsulated bowel preparation, and (vi) RHB-107, a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases. More information about the Company is available at www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the timing for the launch of Talicia® as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its therapeutic candidates and its FDA-approved products; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, Aemcolo®, and following closing of the acquisition, Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; (xv) the hiring and employment commencement date of executive managers; and (xvi) whether the proposed acquisition of Movantik® will be consummated or as to the timing thereof. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2019, as amended on May 15, 2019. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

1 Full prescribing information for Movantik® is available at: www.movantik.com.

Company contact:
Adi Frish
Senior VP of Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Timothy McCarthy, CFA, MBA
Managing Director, Relationship Manager
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com